Organigram Reports Fourth Quarter Fiscal 2021 Results

Continued growth in net revenue and increased market share

•Achieved a 7% share of market in the recreational cannabis market in Q4, up from 5.4% in Q3 2021, positioning Organigram as the #4 licensed producer and the momentum continues with a 7.9% share of market as of October.1
•24% growth in gross revenue to $36.2 million in Q4 2021 from Q3 2021 and 43% from the same prior-year period
•22% growth in net revenue to $24.9 million in Q4 2021 from Q3 2021and 22% from the same prior-year period
•36% growth in recreational net revenue to $22.9 million in Q4 2021 from Q3 2021 and 52% from the same prior-year period
•Launched 16 new stock-keeping units (SKUs) in the recreational channel
•SHRED was the #1 most-searched brand on the Ontario Cannabis Store website (OCS.ca) for 11 out of the last 12 months.2
•Launched Edison JOLTS, an ingestible extract lozenge that is the #1 SKU3 in its category
•Launched SHRED’ems cannabis-infused gummies in early August which have quickly gained momentum, reaching a 5.8%4 market share of the gummy category
•Unrestricted cash and short-term investment balance of $172 million and debt of $0.3 million, ensures the Company is well-resourced to execute its growth strategy

MONCTON, NB, November 23, 2021 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (together, the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the fourth quarter ended August 31, 2021 (“Q4 Fiscal 2021”).

“The results in Q4 Fiscal 2021 demonstrate the momentum we have achieved from our efforts to lead innovation and increase efficiencies. In the quarter, we introduced exciting new products that were embraced by consumers and we achieved higher crop yields at a lower cost” said Beena Goldenberg, Chief Executive Officer. “We are particularly pleased with our market share gains in the quarter to become a #4 LP and will build on these successes into Fiscal 2022.”

Ms. Goldenberg concluded, "We are excited for what Fiscal 2022 holds for Organigram. Looking ahead, we expect to continue our momentum as we maintain our focus on increased points of distribution, bringing new, impactful and innovative products such as Edison Jolts, SHRED and SHRED’ems to market, and improve our ability to fulfill the growing demand for our products.”

1 Source: Hifyre data, Q3 F21 vs. Q4 F21 and Oct 2021
2 Source: OCS e-commerce data, Nov 2020 to Oct 2021
3 Source: Hifyre data, Sept 12-Nov 6, 2021
4 Source: Hifyre data, Nov 17, 2021

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q4-2021	Q4-2020	% Change
Gross revenue	36,182	25,389	43%
Excise taxes	(11,317)	(4,989)	127%
Net revenue	24,865	20,400	22%
Cost of sales	25,867	29,007	(11)%
Gross margin before fair value changes to biological assets & inventories sold	(1,002)	(8,607)	(88)%
Fair value changes to biological assets & inventories sold	4,353	(20,149)	(122)%
Gross margin	3,351	(28,756)	(112)%
Adjusted gross margin*	3,017	6,156	(51)%
Adjusted gross margin %*	12%	30%	(60)%
Selling (including marketing), general & administrative expenses**	13,562	10,830	25%
Adjusted EBITDA*	(4,818)	(2,320)	(108)%
Net loss	(25,971)	(38,590)	(33)%
Net cash used in operating activities	(7,699)	(7,676)	—%

* Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to the Company’s Q4 Fiscal 2021 MD&A for definitions and a reconciliation to IFRS.
** Excluding non-cash share-based compensation.

Select Balance Sheet Metrics (in $000s)	AUGUST 31, 2021	AUGUST 31, 2020	% Change
Cash & short-term investments	183,555	74,728	146%
Biological assets & inventories	48,818	71,759	(32)%
Other current assets	28,242	23,717	19%
Accounts payable & accrued liabilities	23,436	17,486	34%
Current portion of long-term debt	80	11,595	(99)%
Working capital	234,349	141,123	66%
Property, plant & equipment	235,939	247,420	(5)%
Long-term debt	230	103,671	(100)%
Total assets	554,017	435,127	27%
Total liabilities	74,212	135,600	(45)%
Shareholders’ equity	479,805	299,527	60%

“We move into Fiscal 2022 with a robust balance sheet that provides us with the ability to fund important growth initiatives such as the CoE we have launched with BAT. This will allow us to continue our advances in product development and plant science and drive revenue growth,” added Derrick West, Chief Financial Officer. “We will also continue to invest in our facilities to create economies of scale and cost efficiencies that will further improve our gross margin profile.”

Key Financial Results for the Fourth Quarter Fiscal 2021

•Net revenue:
◦Compared to the prior year, net revenue increased 22% to $24.9 million, from $20.4 million in Q4 Fiscal 2020. The increase was primarily due to an increase in adult-use recreational revenue, partly offset by the decrease in international revenue, medical revenue, wholesale revenue to other Licensed Producers and a lower average net selling price (“ASP”).

•Cost of sales:
◦Q4 Fiscal 2021 cost of sales decreased by 11% to $25.9 million, from $29.0 million in Q4 Fiscal 2020. The decrease was primarily due to the current quarter's reduction to inventory write-offs and provisions, along with reductions to the fixed unabsorbed overhead expenses.

•Gross margin before fair value changes to biological assets, inventories sold, and other charges:
◦Gross margin improved in Q4 Fiscal 2021 from Q4 Fiscal 2020 largely due to higher net revenue and lower cost of sales as described above.

•Gross margin:
◦Q4 2021 gross margin increased to a positive result from negative Q4 2020 gross margin largely due to higher Q4 2021 gross margin before fair value changes to biological assets and inventories sold as described above, as well as net non-cash positive fair value changes to biological assets and inventories sold in Q4 2021 versus negative changes in Q4 2020.

•Adjusted gross margin5:
◦Q4 Fiscal 2021 adjusted gross margin was $3.0 million, or 12% of net revenue, compared to a negative $0.7 million, or 4%, negative adjusted gross margin during the preceding quarter (Q3 Fiscal 2021). This improvement during the current quarter was largely due to higher net revenues combined with lower cost of sales that was as a direct result of the lower costs of production.

•Selling, general & administrative (SG&A) expenses:
◦Q4 Fiscal 2021 SG&A expenses increased by 26% to $13.6 million from Q4 Fiscal 2020, primarily due to increased audit fees and general office expenses in connection with the CoE, such CoE expenses being equally shared with BAT. Sales and marketing expenses increased mainly due to data licensing fees that increased as a result of the continued rollout of stores in Ontario, combined with marketing initiatives related to the launch of the Company’s gummy products and an increased focus on our Edison flagship brand.

•Adjusted EBITDA6:
◦Q4 Fiscal 2021 negative adjusted EBITDA decreased 48% from $9.2 million in Q3 2021 to $4.8 million. This improvement was primarily attributed to the increase in revenues and the improved adjusted gross margin.

•Net loss:
◦Q4 Fiscal 2021 net loss was reduced to $26.0 million, compared to a net loss of $38.6 million in Q4 Fiscal 2020, largely due to the higher gross margin in Q4 Fiscal 2021 described above which were partially offset by the impairment charges during the current quarter.

•Net cash used in operating activities:
◦Q4 Fiscal 2021 net cash used in operating activities of $7.7 million was the same as the prior year's comparison quarter. The current period's deficiency was largely due to the quarter's adjusted EBITDA deficit.

5 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company’s Q4 2021 MD&A for definitions and a reconciliation to IFRS.
6 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company’s Q4 2021 MD&A for definitions and a reconciliation to IFRS.

Canadian Recreational Market

Launch of Cannabis Innovators Panel

•In July 2021, Organigram launched the Cannabis Innovators Panel, a cannabis consumer panel offering real-time insights into consumer preferences, usage occasions, and future development opportunities. This online panel will engage with hundreds of participants across Canada on an ongoing basis. The panel will contribute feedback on both existing product categories and guide areas of future research and development, including flower, vapes, concentrates, edibles, and pre-rolls.

SHRED’ems, cannabis-infused gummies

•SHRED’ems cannabis-infused gummies, are an extension of Organigram’s highly popular, value-priced SHRED brand, launched to capitalize on the existing equity of SHRED and satisfy the need for value priced, high quality gummies. Since its launch in early August 2021, SHRED’ems has quickly gained momentum, capturing a 5.8% national retail market share as of November 17, 2021.4

Edison JOLTS high potency THC lozenges

•Launched in August 2021, Edison JOLTS are mint flavoured, high potency THC lozenges that combine the benefits of sublingual oil with the convenience and portability of soft gels. Each package contains an unprecedented 100mg of THC. JOLTS has quickly achieved the top-selling position as the #1 LP ranking within ingestible extracts.3

Monjour CBD-forward wellness brand

•Most recently, Organigram launched Monjour, a new CBD-forward wellness brand dedicated to the pursuit of a daily wellness regime. Monjour’s four initial SKUs will be shipping to stores across Canada throughout November and are available in both vegan and sugar-free options. Monjour offers 600mg of CBD/package.

Research and Product Development
Centre of Excellence ("CoE")
•In early Q4 Fiscal 2021, the Company announced the successful launch of the CoE, outlined in the agreement with BAT, which was established to focus on research and product development activities for the next generation of cannabis products, as well as cannabinoid fundamental science, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct R&D activities with cannabis products.
◦The Company and BAT have already created a number of new full-time product development, analytical science and innovation related roles which is expected to ramp up in the second phase of the CoE expansion in Fiscal 2022 when further full time employees will be added.
◦The CoE includes state of the art shared R&D, Good Production Practices ("GPP") food preparation, sensory testing and bio-lab research.
◦To date, the CoE remains on schedule for staffing, construction, and project planning, and the remaining core construction projects are anticipated to be completed by Q2 Fiscal 2022.

Plant Science, Breeding and Genomics R&D in Moncton
•Organigram’s cultivation plans focus on cultivating a pipeline of unique and sought-after genetics, maximizing flower quality in terms of THC yield, terpene profiles and general plant health to meet evolving consumer demand. The Company plans to aggressively pursue expanding its in-house breeding program, dedicating significant R&D space for breeding, phenotyping, screening, and various Plant Science Trials while ensuring no competing priorities with commercial cultivation capacity.
•As part of its ongoing genetic exploration program, the Company now benefits from leveraging BAT’s tremendous depth of expertise in plant science and Organigram is excited about the developments in progress.
•Organigram believes its strategic and creative product development process is a key differentiator for the Edison portfolio and the Company overall and looks forward to introducing more new genetics over the next few quarters.

Outlook7

Net revenue
•Organigram currently expects Q1 Fiscal 2022 revenue to be higher than Q4 Fiscal 2021 largely due to: stronger forecasted market growth as COVID-19 restrictions continue to lift and the number of retail stores continues to grow; and the Company is better able to fulfill the demand for its revitalized product portfolio with its increased production.

•Net revenue growth is expected from the Company’s products as evidenced by Organigram’s growing national adult-use recreational retail market share (“market share”) from 5.4% in Q3 to 7% in Q4. As of October, the momentum continues and the Company has reached a 7.9% share of market, maintaining its position as the #4 LP in Canada.

•In addition, the resumption of shipments to Canndoc in Israel is expected to generate higher sequential revenue in Q1 Fiscal 2022 as compared to Q4 Fiscal 2021. The Company believes it is better equipped to fulfill demand in Q1 Fiscal 2022 with larger harvests expected as compared to Q4 Fiscal 2021. Revenues to date in Q1 Fiscal 2022 including a shipment to Canndoc that was in excess of $3.0 million, and purchase orders received from customers, support the Company’s expectation of revenue growth from Q4 Fiscal 2021 to Q1 Fiscal 2022; however actual results could vary from estimates from the date hereof until year-end.

•Organigram also expects to be positioned to generate more revenue growth from the production of soft chews and other edible products with the specialized equipment in the Winnipeg Facility under the direction of EIC leadership, who bring significant expertise in confectionery manufacturing.

Adjusted gross margins
•The Company expects to begin to see a sequential improvement in adjusted gross margins in Q1 Fiscal 2022 and has put in place measures that it expects will further improve margins over time.

7 Without limiting the generality of risk factor disclosures referenced in the “Risk Factors” section of the Company’s Q4 Fiscal 2021 MD&A, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of first quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of the Company’s Q4 Fiscal 2021 MD&A.

•The overall level of Q1 Fiscal 2022 adjusted gross margins versus Q4 Fiscal 2021 will also be dependent on other factors, including, but not limited to, product category and brand sales mix.

•Organigram has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time:
◦Economies of scale and efficiencies gained as it continues to scale up cultivation, including the grow rooms that will be available after completing the construction of phase 4c of the Moncton Campus;
◦Changes to its growing and harvesting methodologies and design improvements and environmental enhancements should improve operating conditions of the Moncton Campus, resulting in higher-quality flower and improved yields;
◦International sales have historically attracted higher margins and are expected to represent a greater proportion of the Company's revenue following the resumption of shipments to Canndoc Ltd.;
◦More sales from 1g Edison vape cartridges that generally attract higher margins;
◦Continued investment in automation which will drive cost efficiencies and reduce dependence on manual labor;
◦Price increases to SHRED’s pre-milled flower SKUs;
◦The recent launches of new products such as Edison Jolts (ingestible extracts), SHRED'ems and most recently Monjour represent new potential avenues of growth with expected attractive long-term margin profiles for the Company.

SG&A Expenses8
•Q1 Fiscal 2022 SG&A is expected to be similar to Q4 Fiscal 2021. Starting with Q1 2022, research and development activities will be shown separately from SG&A expenses.

International

•Shipments to Canndoc Ltd., which resumed during Q1 Fiscal 2022, are expected to continue during Fiscal 2022.
•Recent political changes and cannabis election ballot initiatives for medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) have increased momentum, but the timing and outcome remain difficult to predict. Organigram continues to monitor and develop a potential U.S. THC strategy and evaluate CBD entry opportunities in the United States.

Liquidity and Capital Resources

•On August 31, 2021, the Company had unrestricted cash and short-term investments balance of $184 million compared to $75 million at August 31, 2020, an increase of 145%. The increase was primarily as a result of $65 million unit offering done November 2020, $221 million of equity proceeds received from BAT as part of a strategic investment, net of $115 million of monies used during fiscal 2021 towards the repayment of long-term debt and $31 million allocated to restricted funds, to be used directly towards the expenditures of the CoE.

•Organigram believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term.

8 The forward-looking estimate of costs is based on a number of material factors and assumptions. Please see the cautionary statement in this press release and in the Company’s Q4 Fiscal 2021 MD&A.

Capital Structure

in $000s	AUGUST 31, 2021	AUGUST 31, 2020
Current and long-term debt	310	115,266
Shareholders’ equity	479,805	299,527
Total debt and shareholders’ equity	480,115	414,793
in 000s
Outstanding common shares	298,786	194,511
Options	7,797	9,264
Warrants	16,944	—
Top-up rights	6,559	—
Restricted share units	1,186	912
Performance share units	472	120
Total fully-diluted shares	331,744	204,807

Outstanding basic and fully diluted share count as at November 19, 2021 is as follows:

in 000s	NOVEMBER 19, 2021
Outstanding common shares	299,844
Options	8,139
Warrants	16,944
Top-up rights	6,773
Restricted share units	1,566
Performance share units	614
Total fully-diluted shares	333,880

Fourth Quarter Fiscal 2021 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    November 23, 2021
Time:    8:00am Eastern Time
To register for the conference call, please use this link:
http://www.directeventreg.com/registration/event/4654838

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://event.on24.com/wcc/r/3408680/AE5B7A69C202603E882FDF25D0092F3D

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company’s Q4 Fiscal 2021 MD&A for definitions and, in the case of adjusted EBITDA, a reconciliation to IFRS amounts.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick with another manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding higher revenue in Fiscal Q1 2021, the Company’s plans and objectives including around the CoE, availability and sources of any future financing, expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to Canndoc Ltd.; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the heightened uncertainty as a result of COVID-19 including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof, ability to meet regulatory criteria which may be subject to change, change in regulation including restrictions on sale of new product forms, changing listing practices, ability to manage costs, timing to receive any required testing results and certifications, results of final testing of new products, timing of new retail store openings being inconsistent with preliminary expectations, changes in governmental plans including related to methods of distribution and timing and launch of retail stores, timing and nature of sales and product returns, customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market, material weaknesses identified in the Company’s internal controls over financial reporting, the completion of regulatory processes and registrations including for new products and forms, market demand and acceptance of new products and forms, unforeseen construction or delivery delays including of equipment and commissioning, increases to expected costs, competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated November 22, 2021 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:
investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae Senior Vice President, Marketing and Communications  megan.mccrae@organigram.ca